

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Gerard Werner
President, Director and General Counsel
Kohler Capital III, Corporation
2208 Pershing Avenue
Sheboygan, Wisconsin 53083

Re: Kohler Capital III, Corporation
**   Amendment No. 3 to Form 10-12G**
**   Filed January 6, 2011**
**   File No. 000-54195**

Dear Mr. Werner:

We have completed our review of your Form 10 and do not have any further comments at this time.

Sincerely,

Erin Magnor
Attorney